

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2012

Via E-mail
William W. Boyle
Chief Financial Officer
Cubic Corporation
9333 Balboa Avenue
San Diego, CA 92123

> **Re:** **Cubic Corporation**
> **Form 10-K for the fiscal year ended September 30, 2011**
> **Filed November 22, 2011**
> **File No. 001-08931**

Dear Mr. Boyle:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2011

Item 8. Financial Statements

Note 11. Income Taxes, page 56

1. In the rate reconciliation, please describe to us, with a view toward clarified disclosure in future filings, the principal components of the item "Tax effect from foreign subsidiaries."

Note 15. Legal Matters, page 63

2. We reference the disclosure that you believe the outcome of your legal proceedings will not have a materially adverse effect on your financial position. Please explain to us why you limit your disclosure regarding the potential impact of litigation to the effect on your balance sheet. Also, tell us, with a view toward enhanced future disclosure, whether it is reasonably possible that the outcome of any of the outstanding legal proceedings could have a material adverse effect on your results of operations or cash flows. In that regard, please tell us how you evaluated the guidance from FASB ASC 450-20-50-3 and 50-4 in assessing whether your disclosure about reasonable possible losses is complete.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief